Exhibit 99.1

Canadian Solar Reports Third Quarter 2019 Results

Guelph, Ontario, November 12, 2019 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights

•                  Total solar module shipments were 2,387 MW, compared to 2,143 MW in the second quarter of 2019 and third quarter 2019 guidance of 2.2 GW to 2.3 GW.

•                  Net revenue was $759.9 million, compared to $1.0 billion in the second quarter of 2019 and third quarter 2019 guidance of $780 million to $810 million.

•                  Gross margin was 26.2%, compared to 17.6% in the second quarter of 2019 and third quarter 2019 guidance of 24% to 26%. Gross margin was 23.0% excluding a $24.3 million countervailing duty (“CVD”) true-up benefit.

•                  Net income attributable to Canadian Solar on a GAAP basis was $58.3 million, or $0.96 per diluted share, compared to $62.7 million, or $1.04 per diluted share, in the second quarter of 2019.

•                  Net income attributable to Canadian Solar on a non-GAAP basis was $40.1 million, or $0.66 per diluted share. This excludes a $24.3 million CVD true-up benefit, net of income tax effect. For a reconciliation of results under generally accepted accounting principles in the United States (“GAAP”) to non-GAAP results, see the accompanying table “About Non-GAAP Financial Measures”.

•                  Net cash provided by operating activities was approximately $22.4 million, compared to $225.8 million in the second quarter of 2019.

•                  As of September 30, 2019, the Company’s portfolio of utility-scale solar power plants in operation was 795.8 MWp with an estimated total resale value of approximately $900 million.

Third Quarter 2019 Results

Net revenue in the third quarter of 2019 was $759.9 million, compared to $1.0 billion in the second quarter of 2019, and $768.0 million in the third quarter of 2018. The sequential decline primarily reflects the lower revenue from the sale of solar power plants.

Total solar module shipments in the third quarter of 2019 were 2,387 MW, compared to 2,143 MW in the second quarter of 2019 and third quarter 2019 guidance of 2.2 GW to 2.3 GW. Total solar module shipments in the third quarter of 2019 included 61 MW shipped to the Company’s utility-scale solar power projects. Solar module shipments recognized in revenue in the third quarter of 2019 totaled 2,156 MW, compared to 2,376 MW in the second quarter of 2019 and 1,521 MW in the third quarter of 2018.

Gross profit in the third quarter of 2019 was $198.9 million, compared to $182.6 million in the second quarter of 2019 and $200.4 million in the third quarter of 2018. The benefit for the anti-dumping (“AD”) and CVD true-up was $24.3 million in the third quarter of 2019, $21.6 million in the second quarter of 2019, and $8.3 million, in the third quarter of 2018.Gross margin in the third quarter of 2019 was 26.2%, compared to 17.6% in the second quarter of 2019 and 26.1% in the third quarter of 2018. Non-GAAP gross margin, which excludes the impact of the quarterly AD/CVD true-up, was 23.0% in the third quarter of 2019, compared to 15.5% in the second quarter of 2019 and 25.0% in the third quarter of 2018.

The Company’s Module and System Solutions (“MSS”) business comprises primarily the design, development, manufacture and sale of solar modules, other solar power products and solar system kits. The MSS business also provides engineering, procurement and construction (“EPC”) and operating and maintenance (“O&M”) services. The Company’s Energy business comprises primarily the development and sale of solar projects, operating solar power projects and the sale of electricity. Module sales from the MSS business to the Energy business are on terms and conditions similar to sales to third parties.

The Company develops solar power projects worldwide. Where applicable, the Company may apply for and/or be entitled to receive a feed-in tariff (“FIT”) for its projects. Alternatively, the Company may participate in public or private energy auctions and bidding, which result in long-term power purchase agreements (“PPAs”). The Company may also sell all or a portion of the electricity generated from its solar power projects on the merchant power market. Due to the relatively long lead times (usually two to four years) required to develop solar power projects and bring them to a commercial operation date (“COD”), the actual gross margin of a project may deviate from the expected gross margin. The deviation may be caused by, among other things, changes in political and economic conditions in host countries, project specific conditions, fluctuations in the price of solar modules and other components, changes in the cost of EPC services and the capital return requirements of solar asset buyers. In recent years, the Company has sold some solar power projects before COD. We typically refer to these sales as “notice to proceed” or NTP sales. In NTP sales, the revenue is lower while the gross margin percentage is higher than in COD sales, even if the absolute margin is the same. Results from the Energy business may be lumpy from quarter to quarter, depending on whether projects are sold at NTP or COD, project sale transaction dates and the profit level of each project.

The following tables provide selected financial data for the Company’s MSS and Energy businesses:

	Three Months Ended September 30, 2019 (In Thousands of U.S. Dollars)
	MSS	Energy	Elimination	Total
Net revenue	674,921	97,550	(12,589)	759,882
Cost of revenue	493,505	77,589	(10,126)	560,968
Gross profit	181,416	19,961	(2,463)	198,914
Gross Margin	26.9%	20.5%	—	26.2%
Income (loss) from operations	86,686	(4,116)	(2,463)	80,107

	Nine Months Ended September 30, 2019 (In Thousands of U.S. Dollars)
	MSS	Energy	Elimination	Total
Net revenue	1,816,938	504,075	(40,137)	2,280,876
Cost of revenue	1,382,545	453,292	(43,956)	1,791,881
Gross profit	434,393	50,783	3,819	488,995
Gross Margin	23.9%	10.1%	—	21.4%
Income (loss) from operations	165,864	(22,229)	3,819	147,454

	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2019
	(In Thousands of U.S. Dollars)
MSS:
Solar modules and other solar power products	539,038	1,435,262
Solar system kits	28,100	85,020
EPC services	69,429	193,533
O&M services	5,535	13,442
Others (materials and components)	20,230	49,544
Subtotal	662,332	1,776,801
Energy:
Solar power projects	83,973	474,506
Electricity	1,090	4,066
Others (EPC and development services)	12,487	25,503
Subtotal	97,550	504,075
Total net revenue	759,882	2,280,876

Total operating expenses in the third quarter of 2019 were $118.8 million, compared to $121.9 million in the second quarter of 2019 and $104.5 million in the third quarter of 2018.

Selling expenses in the third quarter of 2019 were $46.9 million, compared to $45.4 million in the second quarter of 2019 and $38.4 million in the third quarter of 2018. The sequential increase was primarily due to an increase in shipping and handling costs, partially offset by lower project transaction fees.

General and administrative expenses in the third quarter of 2019 were $61.5 million, compared to $65.7 million in the second quarter of 2019 and $58.9 million in the third quarter of 2018. The sequential decrease was mainly due to a $7.3 million decrease in impairment in the third quarter of 2019, compared to the second quarter of 2019 and $1.6 million decrease in labor cost, partially offset by a $6.0 million customer settlement.

Research and development expenses in the third quarter of 2019 were $11.6 million, compared to $12.1 million in the second quarter of 2019 and $10.1 million in the third quarter of 2018.

Other operating income in the third quarter of 2019 was $1.2 million, compared to $1.3 million in the second quarter of 2019 and $2.9 million in the third quarter of 2018.

Income from operations in the third quarter of 2019 was $80.1 million, compared to $60.7 million in the second quarter of 2019, and $95.9 million in the third quarter of 2018. Operating margin was 10.5% in the third quarter of 2019, compared to 5.9% in the second quarter of 2019 and 12.5% in the third quarter of 2018.

Non-cash depreciation and amortization charges in the third quarter of 2019 were $37.0 million, compared to $39.7 million in the second quarter of 2019 and $32.5 million in the third quarter of 2018. Non-cash equity compensation expense in the third quarter of 2019 was $2.8 million, compared to $3.5 million in the second quarter of 2019 and $2.5 million in the third quarter of 2018.

Interest expense in the third quarter of 2019 was $19.2 million, compared to $20.7 million in the second quarter of 2019 and $26.8 million in the third quarter of 2018.

Interest income in the third quarter of 2019 was $2.6 million, compared to $4.5 million in the second quarter of 2019 and $2.6 million in the third quarter of 2018.

The Company recorded a loss on the change in fair value of derivatives in the third quarter of 2019 of $2.2 million, compared to $12.5 million in the second quarter of 2019 and $8.9 million in the third quarter of 2018. Foreign exchange gain in the third quarter of 2019 was $2.8 million, compared to $16.4 million in the second quarter of 2019, and $10.1 million in the third quarter of 2018.

Income tax expense in the third quarter of 2019 was $10.4 million, compared to $14.0 million in the second quarter of 2019 and $13.4 million in the third quarter of 2018.

Net income attributable to Canadian Solar in the third quarter of 2019 was $58.3 million or $0.96 per diluted share, compared to net income of $62.7 million or $1.04 per diluted share in the second quarter of 2019 and net income of $66.5 million or $1.09 per diluted share in the third quarter of 2018.

Financial Condition

The Company had $1,048.9 million of cash, cash equivalents and restricted cash as of September 30, 2019, compared to $981.0 million as of June 30, 2019.

Accounts receivable, net of allowance for doubtful accounts, at the end of the third quarter of 2019 were $449.3 million, compared to $454.6 million at the end of the second quarter of 2019. Accounts receivable turnover in the third quarter of 2019 was 64 days, compared to 41 days in the second quarter of 2019.

Inventories at the end of the third quarter of 2019 were $413.0 million, compared to $337.8 million at the end of the second quarter of 2019. Inventory turnover in the third quarter of 2019 was 63 days, compared to 40 days in the second quarter of 2019.

Accounts and notes payable at the end of the third quarter of 2019 were $1,006.0 million, compared to $926.2 million at the end of the second quarter of 2019.

Short-term borrowings and the current portion of long-term borrowings on project assets at the end of the third quarter of 2019 were $1.3 billion, compared to $1.3 billion at the end of the second quarter of 2019. Long-term borrowings at the end of the third quarter of 2019 were $525.9 million, compared to $462.9 million at the end of the second quarter of 2019.

Total borrowings directly related to the Company’s utility-scale solar power projects were $670.8 million at the end of the third quarter of 2019, compared to $640.5 million at the end of the second quarter of 2019. Total debt at the end of the third quarter of 2019 was $1.97 billion, compared to $1.86 billion at the end of the second quarter of 2019.

Dr. Shawn Qu, Chairman and Chief Executive Officer, commented: “Q3 was another strong, highly profitable quarter for Canadian Solar. Our results reflect robust global demand for our solar power products, the benefit of stable pricing trends and continued execution by our team. Strategic decisions we made in R&D and manufacturing efforts have positioned Canadian Solar at the forefront of solar cell and module manufacturing technology. For example, we recently set another world record of 22.8% conversion efficiency for P-type large area multi-crystalline silicon solar cells. We remain committed to developing and commercializing the solar technologies and system innovations that drive efficiency levels higher and total cost of ownership lower. This approach brings additional value to our customers and helps ensure the Company’s long-term success. We have significant room for growth ahead of us and remain positive in our outlook given further improvements in our backlog and visibility.”

Yan Zhuang, Acting Chief Executive Officer, commented: “Our solar module shipments and gross margin expansion underscore the solid execution of our strategies in both our MSS and Energy businesses. Higher module shipments were led by the success of Canadian Solar’s premium brand and the strength of the global sales channels we have built over many years. Our solid track record has also allowed us to grow our presence across the solar supply chain. During the third quarter, we signed an O&M agreement for third party projects totaling 300 MWp; and completed the sale of the 266 MWp Rambler project in the U.S. and the sale of an 80% interest in the 171.5 MWp Lavras project in Brazil. In addition, we won a total of 424 MWp of projects with attractive PPAs, energized a 100 MWp project in Argentina and secured additional project development financing at favorable rates. Globally, as of September 30, 2019, we had a 3.4 GWp pipeline of late-stage, utility-scale solar power projects. In addition, our 796 MWp portfolio of solar power plants under operation has an estimated resale value of approximately $900 million.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer, added: “We achieved GAAP net income of $58 million, or $0.96 per diluted share, for the third quarter even with lower than expected revenue which was primarily due to the delayed closing of solar power plant sales in Japan. This reflects an underlying improvement in our operating and financial performance as well as benefit from the CVD true-up adjustment of $24 million. Our focus on operating efficiency improvements helped us further reduce our blended module manufacturing costs. In October, we completed the sale of an 80% interest in 353 MWp of projects in Brazil, in addition to the 80% interest in the 171.5 MWp Lavras project which we sold in August. We will continue to monetize the remainder of our 3.4 GWp late-stage utility-scale solar project pipeline through 2020 and to maintain a balance between driving profitable growth and strengthening the Company’s balance sheet.”

Utility-Scale Solar Project Pipeline

The Company divides its utility-scale solar project pipeline into two categories: an early-to-mid-stage pipeline and a late-stage pipeline. The late-stage pipeline includes primarily those projects that have FITs or PPAs and are expected to be built within the next four years. The Company cautions that some late-stage projects may not reach completion due to such factors as failure to secure permits and grid connection, and changes of political and economic conditions in host countries, among others.

Late-Stage Utility-Scale Solar Project Pipeline

As of September 30, 2019, the Company’s late-stage, utility-scale solar project pipeline, including those in construction, totaled approximately 3.4 GWp, with 1,285 MWp in the U.S., 832 MWp in Brazil, 370 MWp in Mexico, 343.5 MWp in Japan, 145 MWp in China and an additional 422.1 MWp in Australia, Canada, Israel, Taiwan, the Philippines, Malaysia, Italy and South Korea.

In the United States, as of September 30, 2019, the Company’s late-stage, utility-scale solar project pipeline totaled 1,285 MWp* as detailed in the table below.

Project	MWp	Storage (MWh)	Location	Status	Expected COD
Gaskell West 2	147	N/A	California	Development	2022
Pflugerville	185	N/A	Texas	Development	2021
Texas Project	280	N/A	Texas	Development	2021
Maplewood	310	N/A	Texas	Development	2021
Maplewood 2	40	N/A	Texas	Development	2021
Slate	235	180	California	Development	2021
Stanford Solar Generating Station #2	88	N/A	California	Development	2021
Total	1,285

*This table does not include the 100 MWac Sunflower project located in Mississippi. In November 2018, the Company entered into a build-to-transfer agreement with Entergy Mississippi for the Sunflower project. As part of the agreement, Entergy Mississippi will serve as both project owner and electricity off-taker once the project is constructed and transferred to them. This build-to-transfer agreement is pending approval by the Mississippi Public Service Commission.

In Japan, as of September 30, 2019, the Company’s late-stage, utility-scale solar project pipeline for which interconnection agreements and FITs have been secured totaled approximately 343.5 MWp, including 104.3 MWp under construction and 239.2 MWp under development.

The table below sets forth the expected COD schedule of the Company’s late-stage utility-scale solar power projects in Japan, as of September 30, 2019:

Expected COD Schedule (MWp)

2019	2020	2021 and Thereafter	Total
62.5	72.5	208.5	343.5

In Brazil, as of September 30, 2019, the Company had an 832 MWp late-stage, utility-scale solar project pipeline as detailed in the table below.

Project	MWp		Location	Status	Expected COD
Francisco Sa	125.7	*	Minas Gerais	Development	2021
Jaiba	112.4	*	Minas Gerais	Development	2021
Jaiba Expansao	51.2		Minas Gerais	Development	2021
Lavras	34.3	*	Ceara	Development	2021
Salgueiro	114.7	*	Pernambuco	Development	2020
Ciranda	190.5		Pernambuco	Development	2022
Lavras Expansion	76.2		Ceara	Development	2022
Jaiba Expansao II	127		Minas Gerais	Development	2023
Total	832

*In April 2019, the Company signed an agreement to sell its 80% interest in the 482.6 MWp (has now expanded to 524.3 MWp) of solar power projects to Nebras Power Investment Management B.V., a Dutch affiliate of Nebras Q.P.S.C. Canadian Solar completed the sale of the 80% interest in the 171.5 MWp Lavras project in August 2019 and the sale of the 80% interest in the Francisco Sa, Jaiba and Salgueiro projects in October 2019.

In Mexico, as of September 30, 2019, the Company had a 370 MWp late-stage, utility-scale solar project pipeline as detailed in the table below.

Project	MWp	Location	Status	Expected COD
Horus	119	Aguascalientes	Under construction	2020
EL Mayo	126	Sonora	Development	2021
Tastiota	125	Sonora	Development	2021
Total	370

In China, as of September 30, 2019, the Company’s late-stage, utility-scale solar project pipeline was 145 MWp.

Solar Power Plants in Operation

In addition to its late-stage, utility-scale solar project pipeline, as of September 30, 2019, the Company had a portfolio of utility-scale, solar power plants in operation totaling 795.8 MWp. The Company records these power plants on the balance sheet as “project assets (build to sell)”, “assets held-for-sale” and “solar power systems, net (build to own)”. The proceeds of project sales recorded as “project assets (build to sell)” on the balance sheet will be recorded as revenue in the income statement once revenue recognition criteria are met. The gain or loss from the sale of projects recorded as “assets held-for-sale” and “solar power systems, net (build to own)” on the balance sheet will be recorded within “other operating income (expenses)” in the income statement.

The table below sets forth the Company’s total portfolio of utility-scale, solar power plants in operation, as of September 30, 2019 (MWp):

U.S.	Japan	China	India	Argentina	Others	Total
205.9	89.6	350.3	35.0	100.1	14.9	795.8

Manufacturing Capacity

The table below sets forth the Company’s manufacturing capacity expansion plan from December 31, 2019 to December 31, 2020.

Manufacturing Capacity (MW)

	30-Sept-2019 Actual	31-Dec-2019 Planned	30-Jun-2020 Planned	31-Dec-2020 Planned
Ingot	1,850	1,850	1,850	2,350
Wafer	5,000	5,000	5,000	5,000
Cell	8,700	9,600	9,600	9,600
Module	11,150	13,040	13,420	15,170

The Company’s manufacturing capacity expansion plan is subject to change based on market conditions.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given existing market conditions, the Company’s order book and production capacity, the timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, final customer demand and solar project construction and sale schedules. Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2019, the Company expects total solar module shipments to be in the range of 2.3 GW to 2.4 GW, including approximately 190 MW of shipments to the Company’s utility-scale solar power projects that may not be recognized as revenue in the fourth quarter of 2019. Total revenue for the fourth quarter is expected to be in the range of $850 million to $880 million. Gross margin for the fourth quarter is expected to be between 19% and 21%.

For the full year 2019, the Company now expects total module shipments to the range of approximately 8.4 GW to 8.5 GW. Total revenue for the year is expected to be in the range of $3.13 billion to $3.16 billion.

Yan Zhuang, Acting Chief Executive Officer of Canadian Solar, commented: “While our near-term revenue is expected to be impacted by the potential shift of certain project sales into 1Q 2020 from 4Q 2019 due to revised sales schedules, we expect sequential growth in solar module shipments based on our backlog and demand forecasts. The broader global market remains healthy as we benefit from robust demand in traditional geographies and the development of new markets where our brand, track record and local presence give us a distinct competitive advantage. We expect to gain additional momentum in 2020 as we monetize our late-stage, utility-scale solar project pipeline as well as solar power plants in operation. We also continue to explore opportunities to create additional synergies across the upstream and downstream businesses by leveraging our global purchasing power and providing total solutions to our customers, thereby building value for our Company’s shareholders.”

Recent Developments

On November 11, 2019, Canadian Solar announced that it had been awarded two solar PV projects totaling 190.5 MWp in the 7th Brazilian Federal Auction held in October 2019.

On October 22, 2019, Canadian Solar announced that it had been awarded a 30 MWp project in Japan’s 4th solar energy auction. Once constructed, the project will enter into a 20-year power purchase agreement with Chugoku Power Electric Company at a rate of ¥13.47 ($0.12) per kWh.

On October 10, 2019, Canadian Solar announced that it had been awarded three solar PV projects totaling 393.7 MWp in two recent Private Corporate Auctions held in Brazil during the third quarter of 2019.

On September 17, 2019, Canadian Solar announced that its technology team set a world record of 22.80% conversion efficiency for P-type large area multi-crystalline silicon solar cells.

On September 12, 2019, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, LLC, sold the 200 MWac/266 MWp Rambler solar project to Duke Energy Renewables, a subsidiary of Duke Energy.

On August 28, 2019, Canadian Solar announced that it secured 487.0 million Brazilian reals (US$120 million) in non-recourse project financing from Banco do Nordeste do Brasil S.A. (BNB) for its Francisco Sa and Jaiba solar power projects.

On August 21, 2019, Canadian Solar announced that it signed O&M agreements with Gannawarra Solar Farm Pty Ltd, Hayman Solar Farm Pty Ltd and Daydream Solar Farm Pty Ltd for three solar PV plants totaling 300 MWp in Australia.

On August 5, 2019, Canadian Solar announced that it energized its 100.1 MWp Cafayate solar power project in Argentina on July 19, 2019, the largest operational solar power plant in the country.

Conference Call Information

The Company will hold a conference call at 5:00 p.m. U.S. Eastern Standard Time on November 12, 2019 (6:00 a.m., November 13, 2019 in Hong Kong) to discuss the Company’s third quarter 2019 results and business outlook. The dial-in phone number for the live audio call is +1 866-519-4004 (toll-free from the U.S.), +852-3018-6771 (local dial-in from HK) or +1 845-675-0437 (from international locations). The passcode for the call is 3366785.  A live webcast of the conference call will also be available on the Investor Relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available two hours after the conclusion of the call until 8:00 a.m. U.S. Eastern Standard Time on Wednesday, November 20, 2019 (9:00 p.m., November 20, 2019 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from HK) or +1-646-254-3697 (from international locations), with passcode 3366785.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest and foremost solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 18 years, Canadian Solar has successfully delivered over 38 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 25, 2019. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

Ed Job	David Pasquale
Managing Director, Investor Relations	Global IR Partners
Canadian Solar Inc.	Tel: +1-914-337-8801
investor@canadiansolar.com	csiq@globalirpartners.com

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data and Unless Otherwise Stated)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2019	2018	2019	2018

Net revenues	$759,882	$1,036,275	$767,970	$2,280,876	$2,843,471
Cost of revenues	560,968	853,633	567,579	1,791,881	2,339,698

Gross profit	198,914	182,642	200,391	488,995	503,773

Operating expenses:
Selling expenses	46,935	45,361	38,423	130,227	121,030
General and administrative expenses	61,491	65,735	58,862	178,650	164,067
Research and development expenses	11,567	12,133	10,143	36,865	28,776
Other operating income	(1,186)	(1,329)	(2,941)	(4,201)	(38,192)
Total operating expenses	118,807	121,900	104,487	341,541	275,681

Income from operations	80,107	60,742	95,904	147,454	228,092
Other income (expenses):
Interest expense	(19,240)	(20,654)	(26,839)	(61,591)	(83,028)
Interest income	2,579	4,452	2,567	9,060	9,026
Loss on change in fair value of derivatives	(2,176)	(12,489)	(8,881)	(15,924)	(11,974)
Foreign exchange gain (loss)	2,825	16,415	10,112	6,653	(799)
Investment income (loss)	(738)	2,002	6,528	1,809	5,944
Other expenses, net	(16,750)	(10,274)	(16,513)	(59,993)	(80,831)

Income before income taxes and equity in earnings of unconsolidated investees	63,357	50,468	79,391	87,461	147,261
Income tax expense	(10,434)	(13,951)	(13,423)	(16,858)	(25,280)
Equity in earnings of unconsolidated investees	2,303	23,740	2,504	28,025	6,353
Net income	55,226	60,257	68,472	98,628	128,334

Less: Net income (loss) attributable to non-controlling interests	(3,105)	(2,425)	1,932	(5,221)	2,846

Net income attributable to Canadian Solar Inc.	$58,331	$62,682	$66,540	$103,849	$125,488

Earnings per share - basic	$0.97	$1.05	$1.14	$1.74	$2.13
Shares used in computation - basic	59,900,740	59,547,209	58,526,275	59,562,101	58,826,117
Earnings per share - diluted	$0.96	$1.04	$1.09	$1.71	$2.08
Shares used in computation - diluted	60,846,753	60,260,410	61,937,187	61,040,675	62,103,349

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of U.S. Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2019	2018	2019	2018
Net Income	55,226	60,257	68,472	98,628	128,334
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	(13,419)	(11,170)	26,709	(8,604)	(12,179)
Gain (loss) on changes in fair value of derivatives	(1,314)	(3,310)	2,464	(6,994)	9,510
Comprehensive income	40,493	45,777	97,645	83,030	125,665
Less: comprehensive income (loss) attributable to non-controlling interests	(3,529)	(1,028)	4,844	(8,884)	7,052
Comprehensive income attributable to Canadian Solar Inc.	44,022	46,805	92,801	91,914	118,613

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	September 30,	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$526,175	$444,298
Restricted cash	515,260	480,976
Accounts receivable trade, net	449,347	498,231
Accounts receivable, unbilled	38,996	38
Amounts due from related parties	44,307	16,740
Inventories	413,036	262,022
Value added tax recoverable	100,088	107,222
Advances to suppliers	80,875	37,011
Derivative assets	5,131	4,761
Project assets	910,101	933,563
Prepaid expenses and other current assets	261,458	289,459
Total current assets	3,344,774	3,074,321
Restricted cash	7,417	15,716
Property, plant and equipment, net	995,932	884,986
Solar power systems, net	53,460	54,898
Deferred tax assets, net	184,680	121,087
Advances to suppliers	64,901	48,908
Prepaid land use right	62,839	65,718
Investments in affiliates	149,813	126,095
Intangible assets, net	24,019	14,903
Goodwill	—	1,005
Derivatives assets	—	3,216
Project assets	237,585	352,200
Right-of-use assets*	37,141	—
Other non-current assets	145,079	129,605
TOTAL ASSETS	$5,307,640	$4,892,658

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	September 30,	December 31,
	2019	2018
Current liabilities:
Short-term borrowings	$1,055,762	$1,027,927
Long-term borrowings on project assets - current	261,868	265,770
Accounts payable	529,416	379,462
Notes payable	476,611	369,722
Amounts due to related parties	13,949	16,847
Other payables	453,118	408,013
Convertible notes	—	127,428
Advance from customers	65,210	39,024
Derivative liabilities	13,539	13,698
Lease Liabilities*	17,352	—
Tax equity liabilities	53,175	158,496
Other current liabilities	139,791	141,970
Total current liabilities	3,079,791	2,948,357
Accrued warranty costs	52,992	50,605
Long-term borrowings	525,935	393,614
Amounts due to related parties	338	568
Derivatives liabilities	3,008	—
Liability for uncertain tax positions	26,486	20,128
Deferred tax liabilities	66,028	35,698
Loss contingency accruals	27,646	24,608
Lease Liabilities*	21,066	—
Financing liabilities	75,528	77,835
Other non-current liabilities	63,371	68,400
Total LIABILITIES	3,942,189	3,619,813
Equity:
Common shares	703,806	702,931
Additional paid-in capital	19,378	10,675
Retained earnings	725,864	622,016
Accumulated other comprehensive loss	(122,084)	(110,149)
Total Canadian Solar Inc. shareholders’ equity	1,326,964	1,225,473
Non-controlling interests in subsidiaries	38,487	47,372
TOTAL EQUITY	1,365,451	1,272,845
TOTAL LIABILITIES AND EQUITY	$5,307,640	$4,892,658

Note: * The Company adopted ASU 2016-02 — Leases (Topic ASC842) in the first quarter of 2019 using the optional transition method and elected certain practical expedients, which were permitted under the guidance ASU 2018-11, Leases (Topic 842) — Targeted Improvements. The transition guidance allowed the Company not to reassess prior conclusions related to contracts containing leases or lease classification. The adoption primarily affected the condensed consolidated balance sheet through the recognition of right-of-use assets and lease liabilities as of January 1, 2019. The adoption did not have a significant impact on the results of operations or cash flows.

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, the Company uses non-GAAP measures which are adjusted from the most comparable GAAP measures for certain items as described below. The Company presents non-GAAP net income and diluted earnings per share so that readers can better understand the underlying operating performance of the business before the impact of AD/CVD true-up provisions. The non-GAAP numbers are not measures of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to other measures determined in accordance with GAAP. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

Statement of Operations Data:

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Nine Months Ended
	September 30, 2019	June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

GAAP net income attributable to Canadian Solar Inc.	58,331	62,682	66,540	103,849	125,488
Non-GAAP income adjustment items:
AD/CVD provision true-up	(24,291)	(21,617)	(8,271)	(45,908)	(34,074)
Tax impact	6,029	5,365	2,053	11,394	8,457
Non-GAAP net income attributable to Canadian Solar Inc.	40,069	46,430	60,322	69,335	99,871

GAAP income per share - diluted	$0.96	$1.04	$1.09	$1.71	$2.08
Non-GAAP income per share - diluted	$0.66	$0.77	$0.99	$1.14	$1.66
Shares used in computation - diluted	60,846,753	60,260,410	61,937,187	61,040,675	62,103,349